UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-16750

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AEI SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. box no.)

30 EAST SEVENTH STREET, SUITE 1300
(No. and Street)

SAINT PAUL	MINNESOTA	55101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KEITH PETERSEN/MARNI J NYGARD	651—227—7333	kpetersen@aeifunds.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BOULAY PLLP
(Name – *if individual, state last, first, middle name)*

11095 VIKING DRIVE, #500	MINNEAPOLIS	MINNESOTA	55344
(Address)	(City)	(State)	(Zip Code)

10/14/2003	542
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>MARNI J NYGARD</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>AEI SECURITIES, INC.</u>, as of DECEMBER 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STEPHANIE ALLYN WALLISCH
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2030

Signature: _____

Title: _____CEO_____

Notary Public

This filing ** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in §210.1-02 or Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity. (Statement of Operations & Retained Earnings)
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to §240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material difference exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12 as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7 as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management & the Stockholder
of AEI Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of AEI Securities, Inc. (the "Company") as of December 31, 2025 and 2024, and the related statements of operations and retained earnings, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Schedule II, and Schedule III has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boulay PLLP

We have served as AEI Securities, Inc.'s auditor since 1986.

Minneapolis, Minnesota
February 24, 2026

AEI SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2025	December 31, 2024
Assets:		
Cash	$ 100,333	$ 68,290
Receivable from Related Companies	6,058	9,468
Miscellaneous Receivable	1,034	20
Prepaid Expenses	350	350
Total Assets	$ 107,775	$ 78,128

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Commissions Payable	$ 3,500	$ 5,074
Payable to Related Companies	0	6,495
Total Liabilities	3,500	11,569
Commitments and Contingencies		
Stockholder's Equity:		
Common Stock – 2,500 shares authorized, issued and outstanding	12,500	12,500
Additional Paid-In-Capital	37,500	37,500
Retained Earnings	54,275	16,559
Total Stockholder's Equity	104,275	66,559
Total Liabilities and Stockholder's Equity	$ 107,775	$ 78,128

The accompanying Notes to Financial Statements are an integral part of this statement.

AEI SECURITIES, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

OPERATIONS

| | Years Ended December 31 | |
	2025	2024
Revenues:		
Commissions	$ 1,396,741	$ 133,097
Interest	2,088	2,251
Total Revenues	1,398,829	135,348
Expenses:		
Commissions Reallowed	1,091,474	94,355
General and Administrative	144,639	59,707
Total Expenses	1,236,113	154,062
Net Income (Loss)	162,716	(18,714)

RETAINED EARNINGS

Balance, beginning of year	16,559	235,273
Distributions to Stockholder	(125,000)	(200,000)
Balance, end of year	$ 54,275	$ 16,559

The accompanying Notes to Financial Statements are an integral part of this statement.

AEI SECURITIES, INC.
STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2025	2024
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 162,716	$ (18,714)
Adjustments to Reconcile Net Income (Loss)		
To Net Cash Provided by Operating Activities:		
Decrease in Receivable		
from Related Companies	3,410	14,715
(Increase) Decrease in Miscellaneous Receivable	(1,014)	118
Decrease in Commissions Payable	(1,574)	(11,383)
Decrease in Payable to Related Companies	(6,495)	(1,477)
Total Adjustments	(5,673)	1,973
Net Cash Provided By (Used For)		
Operating Activities	157,043	(16,741)
Cash Flows from Financing Activities:		
Distributions to Stockholder	(125,000)	(200,000)
Net Increase (Decrease) in Cash	32,043	(216,741)
Cash, beginning of year	68,290	285,031
Cash, end of year	$ 100,333	$ 68,290

The accompanying Notes to Financial Statements are an integral part of this statement.

(1) Summary of Organization and Significant Accounting Policies –

Organization

AEI Securities, Inc. ("Company") is a licensed broker-dealer registered with the Securities and Exchange Commission and under the jurisdiction of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as a wholly owned subsidiary of AEI Capital Corporation ("ACC"). Robert P. Johnson was President of the Company until June 30, 2020. On July 1, 2020, Marni J. Nygard became President. Mr. Johnson and his wife were majority stockholders of ACC until Mr. Johnson's date of death on May 22, 2021. Mrs. Johnson is also the sole stockholder AEI Fund Management, Inc., which provides management services to the Company.

Revenue from Contracts with Customers

The Company's major source of revenue is commissions earned on the sale of equity interests of entities that have been organized by related parties. These transactions consist of a single performance obligation that is satisfied and recognized at a point in time on the date (trade date) in which proceeds from the sale of units are accepted by the affiliated entities as that is when the underlying purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer. The transaction price is based on contractually agreed upon fixed commission percentages earned by the Company on the proceeds from the sale of units. The transaction price is not subject to significant (or any) variable consideration. Contract modifications could potentially affect the timing of satisfaction of performance obligations, the determination of the transaction price, and the allocation of the price to performance obligations.

Costs associated with commission transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded, and are recorded on a gross basis within operating expenses in the statements of operations as the Company is acting as a principal in the arrangement.

The discussion above includes revenue that is within the scope of Topic 606. Interest income is earned from the Company's money market savings account and is not in the scope of Topic 606.

Financial Statement Presentation

The accounts of the Company are maintained on the accrual basis of accounting for both federal income tax purposes and financial reporting purposes.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates, and the difference could be material.

Cash Concentrations of Credit Risk

The Company's cash is deposited in one financial institution and at times during the year the balances may exceed FDIC insurance limits.

Income Taxes

The Company is a qualified subchapter S subsidiary of ACC. As a result, the income of the Company is treated as belonging to the parent corporation, ACC. In general, no recognition has been given to income taxes in the accompanying financial statements. Primarily due to the S Corporation tax status, the Company does not have any significant tax uncertainties that would require recognition or disclosure.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2023-07: Improvements to Reportable Segment Disclosures. This ASU, which amends Topic 280: Segment Reporting, improves disclosure requirements for reportable segments and enhances disclosures for companies with single reportable segments. The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of the business and the accounting policies of the segment are the same as described throughout Note 1. The Company's Chief Operating Decision Maker ("CODM") is its CFO. The CODM assesses the reportable segment's performance and allocates resources for the reportable segment based on the net income and total assets which are the same amounts in all material respects as those reported on the Statement of Operations and Retained Earnings. The Company adopted the standard on January 1, 2024. The adoption did not have a material impact on the Company's financial statements.

Recent Accounting Pronouncements

Other accounting standards that have been issued by standard-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

(2) Related Party Transactions –

The Company and its affiliates have common management and utilize the same facility. As a result, certain general and administrative expenses are allocated among these related companies. The Company was reimbursed for certain general and administrative costs by limited partnerships whose offerings were underwritten by the Company. In 2025 and 2024, these reimbursements totaled $93,972 and $106,502, respectively. These costs consisted of license fees, broker bond insurance, FINRA filing costs, professional fees and overhead costs necessary to maintain the Company as a licensed broker-dealer with FINRA.

(3) Net Capital Requirements –

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This Rule provides that aggregate indebtedness, as defined, may not exceed 15 times net capital, as defined. Alternatively, the Company's net capital may not be less than $5,000 or 6-2/3% of total aggregate indebtedness, whichever is greater. As of December 31, 2025 and 2024, the Company had adjusted net capital of $96,833 and $56,721, respectively, which exceeded the required adjusted net capital by $91,833 and $51,721, respectively. As of December 31, 2025 and 2024, the ratio of aggregate indebtedness to net capital was .04 to 1 and .20 to 1, respectively.

(4) Exemption from Rule 15c3-3 –

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073 issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

(5) Subsequent Events –

The Company has evaluated subsequent events through February 24, 2026, the date that the financial statements were available to be issued. Subsequent events, if any, were disclosed in the appropriate note in the Notes to Financial Statements.

AEI SECURITIES, INC.
COMPUTATION OF NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

Total Assets	$	107,775
Less – Aggregate Indebtedness		3,500
Unadjusted Capital		104,275
Adjustments:		
Receivable from Related Companies		(6,058)
Miscellaneous Receivable		(1,034)
Prepaid Expenses		(350)
Adjusted Net Capital	$	96,833
Ratio of Aggregate Indebtedness to Adjusted Net Capital		.04:1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in AEI Securities, Inc.'s unaudited December 31, 2025 Part IIA FOCUS filing. There were no material inadequacies found to exist or to have existed since the previous audit.

SCHEDULE II

AEI SECURITIES, INC.
COMPUTATION FOR DETERMINATION
OF THE RESERVE REQUIREMENTS UNDER RULE 15c-3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

AEI Securities, Inc. does not claim an exemption from Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073 issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

SCHEDULE III

AEI SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

AEI Securities, Inc. does not claim an exemption from Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073 issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

See Report of Independent Registered Public Accounting Firm



BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Those Charged with Governance of
AEI Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which AEI Securities, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 to SEC Release 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to private placement of its affiliated securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to its client accounts, other than money used for consideration received or promptly transmitted with paragraph (a) or (b)(2) of Rule 15c2-4, and funds received and promptly transmitted for affecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions.

Boulay PLLP

Minneapolis, Minnesota
February 24, 2026



AEI SECURITIES, INC.
EXEMPTION REPORT

Pursuant to Securities Exchange Act Rule 17a-5, "Reports to be made by certain brokers and dealers", AEI Securities, Inc. (the "Company"), states that to the best of its knowledge and belief:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Company is filing this Exemption Report in relying on Footnote 74 to SEC Release 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to private placement of its affiliated securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to its customers, other than money used for consideration received or promptly transmitted with paragraph (a) or (b) (2) of Rule 15c2-4, and funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company had no exceptions to the provisions identified above throughout the most recent fiscal year without exception.

AEI SECURITIES, INC.

I, Marni J. Nygard, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

_____
Marni J. Nygard
President

February 24, 2026

Status: Accepted

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: AEI SECURITIES, INC. [13]

SEC. FILE NO.: 8-16750 [14]

FIRM ID NO.: 6158 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

1300 WELLS FARGO PLACE, 30 SEVENTH STREET EAST [20]
(No. and Street)

ST. PAUL [21] MN [22] 55101-4901 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/25 [24]

AND ENDING (MM/DD/YY): 12/31/25 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT(Area code) - Telephone No.

Keith Petersen/Marni Nygard [30]   651-227-7333 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT   OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 24th day of February 20 26

Manual Signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER										
AEI SECURITIES, INC.	N	3								100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/25 99

SEC FILE NO. 8-16750 98

Consolidated [ ] 198

Unconsolidated X 199

ASSETS

	Allowable	Non-Allowable	Total
1. Cash ....$	100,333 200		$ 100,333 750
2. Receivables from brokers or dealers:			
A. Clearance account	295		
B. Other	300 $	1,034 550	1,034 810
3. Receivables from non-customers	355	6,058 600	6,058 830
4. Securities and spot commodities owned, at market value:			
A. Exempted securities........................	418		
B. Debt securities............................	419		
C. Options	420		
D. Other securities	424		
E. Spot commodities	430		850
5. Securities and/or other investments not readily marketable:			
A. At cost $ _____ 130			
B. At estimated fair value	440	610	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	460	630	880
A. Exempted securities $ _____ 150			
B. Other securities $ _____ 160			
7. Secured demand notes:	470	640	890
Market value of collateral:			
A. Exempted securities $ _____ 170			
B. Other securities $ _____ 180			
8. Memberships in exchanges:			
A. Owned, at market $ _____ 190			
B. Owned, at cost		650	
C. Contributed for use of the company, at market value		660	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	480	670	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	490	680	920
11. Other assets	535	350 735	350 930
12. Total Assets .... $	100,333 540	$ 7,442 740	$ 107,775 940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Status: Accepted

BROKER OR DEALER

AEI SECURITIES, INC. as of 12/31/25

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other		3,500	1115		1305	3,500	1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other			1205		1385		1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders	$ 970						
2. Includes equity subordination (15c3-1(d)) of	$ 980						
B. Securities borrowings, at market value from outsiders	$ 990				1410		1720
C. Pursuant to secured demand note collateral agreements					1420		1730
1. from outsiders	$ 1000						
2. includes equity subordination (15c3-1(d)) of	$ 1010						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 3,500	1230	$	1450	$ 3,500	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			12,500	1792
C. Additional paid-in capital			37,500	1793
D. Retained earnings			54,275	1794
E. Accumulated other comprehensive income				1797
F. Total			104,275	1795
G. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 104,275	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 107,775	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Status: Accepted

BROKER OR DEALER

AEI SECURITIES, INC. as of 12/31/25

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	104,275	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				104,275	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	104,275	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 7,442	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities- proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	7,442)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	96,833	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	)	3740
10. Net Capital			$	96,833	3750

OMIT PENNIES

Status: Accepted

BROKER OR DEALER

AEI SECURITIES, INC.   as of   12/31/25

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) . . . . $ _____ 233 | 3756 |
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
    of subsidiaries computed in accordance with Note (A) . . . . $ _____ 5,000 | 3758 |
13. Net capital requirement (greater of line 11 or 12) . . . . $ _____ 5,000 | 3760 |
14. Excess net capital (line 10 less 13) . . . . $ _____ 91,833 | 3770 |
15. Net capital less greater of 10% of line 18 or 120% of line 12 . . . . $ _____ 90,833 | 3780 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition . . . . $ _____ 3,500 | 3790 |
17. Add:
    A. Drafts for immediate credit . . . . $ _____ | 3800 |
    B. Market value of securities borrowed for which no
       equivalent value is paid or credited . . . . $ _____ | 3810 |
    C. Other unrecorded amounts (List) . . . . $ _____ | 3820 | $ _____ | 3830 |
18. Total aggregate indebtedness . . . . $ _____ 3,500 | 3840 |
19. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) . . . . % _____ 3.61 | 3850 |
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) . . . . % _____ 0.00 | 3860 |

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant
    to Rule 15c3-3 prepared as of the date of net capital computation including both
    brokers or dealers and consolidated subsidiaries' debits . . . . $ _____ | 3870 |
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital
    requirement of subsidiaries computed in accordance with Note   (A) . . . . $ _____ | 3880 |
23. Net capital requirement (greater of line 22 or 23) . . . . $ _____ | 3760 |
24. Excess net capital (line 10 less 24) . . . . $ _____ | 3910 |
25. Net capital in excess of the greater of:
    5% of combined aggregate debit items or 120% of minimum net   capital requirement . . . . $ _____ | 3920 |

NOTES:

(A) The minimum net capital requirement should be computed by   adding the minimum dollar net capital requirement
    of the reporting broker dealer and, for each subsidiary to be   consolidated, the greater of:

    1. Minimum dollar net capital requirement, or

    2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits   if alternative method is used.

(B) Do not deduct the value of securities borrowed under   subordination agreements or secured demand notes
    covered by subordination agreements not in satisfactory form   and the market values of the memberships in
    exchanges contributed for use of company (contra to item 1740)   and partners' securities which were
    included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5,   respondent should provide a list of material
    non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Status: Accepted

BROKER OR DEALER
AEI SECURITIES, INC.

For the period (MMDDYY) from 10/01/25 [3932] to 12/31/25 [3933]

Number of months included in this statement   3 [3931]

STATEMENT OF INCOME (LOSS) or STATEMENT OF COMPREHENSIVE INCOME
(as defined in §210.1-02 of Regulation S-X), as applicable

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ [3935]
   b. Commissions on listed option transactions .... _____ [3938]
   c. All other securities commissions .... _____ [3939]
   d. Total securities commissions .... _____ [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ [3945]
   b. From all other trading .... _____ [3949]
   c. Total gain (loss) .... _____ [3950]
3. Gains or losses on firm securities investment accounts .... _____ [3952]
4. Profits (losses) from underwriting and selling groups .... _____ [3955]
5. Revenue from sale of investment company shares .... _____ [3970]
6. Commodities revenue .... 486,050 [3990]
7. Fees for account supervision, investment advisory and administrative services .... _____ [3975]
8. Other revenue .... 845 [3995]
9. Total revenue .... $ 486,895 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... _____ [4120]
11. Other employee compensation and benefits .... _____ [4115]
12. Commissions paid to other brokers-dealers .... 385,941 [4140]
13. Interest expense .... _____ [4075]
    a. Includes interest on accounts subject to subordination agreements .... _____ [4070]
14. Regulatory fees and expenses .... _____ [4195]
15. Other expenses .... 57,130 [4100]
16. Total expenses .... $ 443,071 [4200]

NET INCOME/COMPREHENSIVE INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 43,824 [4210]
18. Provision for Federal income taxes (for parent only) .... _____ [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ [4222]
    a. After Federal income taxes of .... _____ [4238]
20. [RESERVED]
    a. [RESERVED]
21. [RESERVED]
22. Net income (loss) after Federal income taxes .... $ 43,824 [4230]
23. Other Comprehensive income (loss) .... _____ [4226]
    a. After Federal income taxes of .... _____ [4227]
24. Comprehensive income (loss) .... $ 43,824 [4228]

MONTHLY INCOME

25. Income (current month only) before provision for Federal income taxes .... $ (5,693) [4211]

Status: Accepted

BROKER OR DEALER

AEI SECURITIES, INC.

For the period (MMDDYY) from _____10/01/25_____ to _____12/31/25_____

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $	185,451	4240
A. Net income (loss)	43,824	4250
B. Additions (includes non-conforming capital of .... $ _____ 4262)		4260
C. Deductions (includes non-conforming capital of .... $ _____ 4272)	125,000	4270
2. Balance, end of period (from item 1800) .... $	104,275	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $		4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520) .... $		4330

OMIT PENNIES

Status: Accepted

BROKER OR DEALER

AEI SECURITIES, INC.   as of   12/31/25

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below   the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable   annuities only) $_____ 4550

B. (k) (2) (i) - "Special Account for the Exclusive   Benefit of customers" maintained . . . .   _____ 4560

C. (k) (2) (ii) - All customer transactions cleared through   another broker-dealer on a fully disclosed basis.
       Name(s) of Clearing Firm(s) - Please separate multiple names   with a semi-colon

_____ 4335   _____ 4570

D. (k) (3) - Exempted by order of the Commission . . . . _____ 4580

Ownership Equity and Subordinated Liabilities maturing or   proposed to be withdrawn within the next six months and accruals, (as defined   below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
_____ 4600	_____ 4601	____ 4602	_____ 4603	_____ 4604	____ 4605
_____ 4610	_____ 4611	____ 4612	_____ 4613	_____ 4614	____ 4615
_____ 4620	_____ 4621	____ 4622	_____ 4623	_____ 4624	____ 4625
_____ 4630	_____ 4631	____ 4632	_____ 4633	_____ 4634	____ 4635
_____ 4640	_____ 4641	____ 4642	_____ 4643	_____ 4644	____ 4645
_____ 4650	_____ 4651	____ 4652	_____ 4653	_____ 4654	____ 4655
_____ 4660	_____ 4661	____ 4662	_____ 4663	_____ 4664	____ 4665
_____ 4670	_____ 4671	____ 4672	_____ 4673	_____ 4674	____ 4675
_____ 4680	_____ 4681	____ 4682	_____ 4683	_____ 4684	____ 4685
_____ 4690	_____ 4691	____ 4692	_____ 4693	_____ 4694	____ 4695

TOTAL $_____ 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during   the six month period following the
               report date, regardless of whether or not the capital   contribution is expected to be renewed. The
               schedule must also include proposed capital withdrawals   scheduled within the six month
               period following the report date including the proposed   redemption of stock and payments of
               liabilities secured by fixed assets (which are considered   allowable assets in the capital computation
               pursuant to Rule 15c3-1(c) (2) (iv)), which could be required   by the lender on demand or in less
               than six months.

WITHDRAWAL CODE: DESCRIPTION

       1. Equity Capital

       2. Subordinated Liabilities

       3. Accruals

       4. 15c3-1(c) (2) (iv) Liabilities



BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholder
AEI Securities, Inc.
Saint Paul, Minnesota

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of AEI Securities, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Boulay PLLP

Minneapolis, Minnesota
February 24, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
AEI SECURITIES INC	8-16750

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 1,398,829.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3		Add lines 1 and 2h		$ 1,398,829.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.	$ 1,091,474.00	

Deductions in excess of $100,000 require documentation

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
	c	Enter the greater of line 5a or 5b		$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions.**			$ 1,091,474.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**	$ 307,355.00
8	Multiply line 7 by .0015. This is your **General Assessment.**	$ 461.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A	$ 22.00
11 a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s) $ 0.00	
b	Any other overpayments applied $ 0.00	
c	All payments applied for 2025 SIPC-6 and 6A(s) $ 22.00	
d	Add lines 11a through 11c	$ 22.00
12	**LESSER** of line 10 or 11d.	$ 22.00
13 a	Amount from line 8 $ 461.00	
b	Amount from line 9 $ 0.00	
c	Amount from line 12 $ 22.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**	$ 439.00
14	Interest (see instructions) for 0 days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.	$ 439.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No. 8-16750	Designated Examining Authority DEA: FINRA	FYE 2025	Month Dec
MEMBER NAME MAILING ADDRESS	AEI SECURITIES INC 1300 WELLS FARGO PLACE 30 SEVENTH STREET EAST ST PAUL, MN 55101-4901		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

AEI SECURITIES INC	Marni Nygard
(Name of SIPC Member)	(Authorized Signatory)
1/21/2026	mnygard@aeifunds.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

February 24, 2026

AEI Securities Inc
1300 Wells Fargo Place
30 7th St East
St Paul MN 55101-4914

Sec No: 8-16750

SIPC 7 documentation for line 4h:

Commissions reallowed to participating broker dealers from revenue associated with the sale of LP/LLC
units.



CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM COPY NO. ______

AEI HEALTHCARE FUND LLC

Limited Liability Company Units
20,000,000 Units at $10 per Unit
Minimum Purchase: 2,500 Units ($25,000)
Minimum Offering Amount: $1,000,000
Maximum Offering Amount: $200,000,000

AEI Healthcare Fund LLC, a Delaware limited liability company (the "Company"), has been formed for the principal purpose of acquiring on a debt-free basis, either directly or through joint ventures, income-producing commercial real estate properties which are net leased primarily to healthcare related tenants and provide the potential to generate income for the Company (the "Projects"). The Company is offering for sale up to 20,000,000 limited liability company units in the Company (the "Units") at a purchase price of $10 per Unit (the "Offering") upon the terms and conditions set forth in this Confidential Private Placement Memorandum, including the Exhibits, as may be amended or supplemented (this "Memorandum"). The Company may, in the sole discretion of AEI Income Fund Manager, Inc., a Minnesota corporation (the "Manager"), increase the Maximum Offering Amount to up to 30,000,000 Units ($300,000,000). This Memorandum will be supplemented with a "Project Supplement" which will include information regarding any material Project identified by the Manager during the term of the Offering as likely to be acquired by the Company using proceeds of the Offering (the "Offering Proceeds"). The Company generally expects to hold and operate the Projects for approximately 5 to 7 years. The purchasers of the Units will become the members of the Company (the "Members"). **This Memorandum should be read in its entirety before making an investment decision.**

The Offering Proceeds are intended to capitalize the Company with funds to acquire the Projects. The Units are being offered until the earliest of (i) the Maximum Offering Amount is sold, (ii) December 31, 2023, which date may be extended until December 31, 2024 in the sole discretion of the Company or (iii) a determination of the Company to terminate the Offering (the "Offering Termination Date"). The purchase price for the Units is payable in full with the delivery of the purchaser's Subscription Agreement, a form of which is attached as Exhibit A. All payments received on account of subscriptions (the "Subscription Payments") for Units prior to receipt and acceptance by the Company of Subscription Payments for the Minimum Offering Amount of $1,000,000 will be held in an escrow account (the "Escrow Account") by Fidelity Bank (the "Escrow Agent"). If the Minimum Offering Amount has not been sold by December 31, 2022 (the "Minimum Offering Termination Date"), the Offering will be terminated and all amounts held in the Escrow Account will be returned to the subscribers.

The principal objectives of the Company are to (i) preserve the Members' capital investment, (ii) realize income through the acquisition, operation and sale of the Projects and (iii) make monthly Distributions to the Members. **There can be no assurance that any of these objectives will be achieved.**

An investment in the Units is speculative and involves substantial risks including, but not limited to, risks associated with investments in real estate, the Company being newly formed with no operating history, lack of liquidity, potential environmental risks, risks in operating the Projects, potential lack of diversity of investment, the Manager to select the Projects, the uncertain impact of the COVID-19 virus, reliance on the Manager to manage the Company, reliance on an Affiliate of the Manager or third parties to manage the Projects, uncertainty as to the Projects to be acquired, competition, substantial fees and Distributions payable to the Manager and its Affiliates, the existence of various conflicts of interest between the Manager and its Affiliates and the Company, and tax risks. See "Risk Factors" and "Conflicts of Interest."

The mailing address of the Company is 1300 Wells Fargo Place, 30 East Seventh Street, Saint Paul, MN 55101 and the telephone number is (800) 328-3519.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this Memorandum. Any representation to the contrary is a criminal offense.

These securities are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws, pursuant to registration or exemption therefrom, and the LLC Agreement. Investors should be aware that they will be required to bear the financial risks of this investment for an indefinite period of time.

	Price to Investors	Selling Commissions and Expenses(1)	Proceeds to the Company(2)
Per Unit(3)	$ 10	$ 0.85	$ 9.15
Minimum Offering Amount(4)	$ 1,000,000	$ 85,000	$ 915,000
Maximum Offering Amount(5)	$ 200,000,000	$ 17,000,000	$ 183,000,000

This Memorandum is dated January 1, 2022

AEI SECURITIES, INC.
1300 Wells Fargo Place, 30 East Seventh Street, St. Paul, MN 55101
800 328 3519 [illegible]

CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM **COPY NO. ______**

CLASS A BENEFICIAL INTERESTS IN AEI HEALTHCARE PORTFOLIO VI DST

22,000 Class A Beneficial Interests at $1,000 per Interest
Minimum Purchase: 100 Interests ($100,000 of equity)
Maximum Offering Amount: $22,000,000 (of equity)

AEI Healthcare Portfolio VI DST (the "Trust") is a Delaware statutory trust that was formed by AEI Healthcare Portfolio VI Depositor, LLC, a Delaware limited liability company (the "Depositor") on December 11, 2024. The Trust is offering for sale up to 22,000 Class A Beneficial Interests (the "Interests") in the Trust pursuant to this Class A Beneficial Interests in AEI Healthcare Portfolio VI DST Confidential Private Placement Memorandum, including the Exhibits, as may be amended or supplemented (this "Memorandum"), each representing 0.004545% of the beneficial interests in the Trust. The Trust is offering the Interests to purchasers (the "Holders") as set forth in this Memorandum (the "Offering"). The Trust will offer the Interests until the earliest of (i) the sale of $22,000,000 of Interests, (ii) the first anniversary of the effective date of the Conversion Notice (as defined in the Trust Agreement) which may be extended for an additional 12 months in the sole discretion of the Trust or (iii) a determination by the Trust to terminate the Offering (the "Offering Termination Date"). **This Memorandum should be read in its entirety before making an investment decision.**

The Trust owns 2 properties, each acquired from unaffiliated sellers:

- On December 18, 2024, the Trust acquired the real property located at 2210 West 95th Street, Chicago, Illinois 60643 (the "AMG Chicago Project") from SDG Beverly, LLC, an Illinois limited liability company (the "AMG Chicago Seller"), for a purchase price of $7,510,000. The AMG Chicago Project is subject to a lease (the "AMG Chicago Sublease") with Advocate Health and Hospitals Corporation, an Illinois not-for-profit corporation, d/b/a Advocate Medical Group (the "AMG Chicago Subtenant").
- On February 18, 2025, the Trust acquired the real property located at 300 Winding Woods, O'Fallon, Missouri 63366 (the "Winding Woods Project" and, together with AMG Chicago Project, collectively, the "Projects" and each a "Project") from Gottlieb Mercy Me, LLC, a Nevada limited liability company (the "Winding Woods Seller" and, together with the AMG Chicago Seller, collectively, the "Sellers" and each a "Seller") for a purchase price of $11,345,000 (reduced by a $573,940 credit for required future tenant improvement obligations). The Winding Woods Project is subject to a lease (the "Winding Woods Sublease" and, together with the AMG Chicago Sublease, collectively, the "Leases" and each a "Sublease") with Mercy East Health Communities f/k/a St. John's Mercy Healthcare, a Missouri non-profit corporation (the "Winding Woods Subtenant" and, together with the AMG Chicago Subtenant, collectively, the "Subtenants" and each a "Subtenant").

The Projects are subject to a master lease (the "Master Lease") with AEI Healthcare Portfolio VI MT, LLC (the "Master Tenant"), an Affiliate of the Depositor and AEI Trust Manager, LLC (the "Trust Manager"). The Trust acquired the Projects from the Sellers for an aggregate purchase price of $18,855,000 (reduced by a $573,940 credit for required future tenant improvement obligations). The Depositor deposited into the Trust (i) $18,281,060 for the acquisition of the Projects, (ii) $573,940 of reserves for required future tenant improvement obligations (the "TI Reserve"), (iii) $41,190 for closing costs, (iv) $19,810 for property legal review, (v) $500,000 for bridge financing and (vi) $125,000 of operating reserves (the "Operating Reserves") in exchange for 22,000 Class B beneficial interests in the Trust representing all of the beneficial interests in the Trust. The Trust did not obtain any financing with respect to the Projects. The Projects, the Operating Reserves and the TI Reserve are the only assets of the Trust.

The Trust Manager is the administrative manager of the Trust. Delaware Trust Company (the "Delaware Trustee") is the Delaware trustee of the Trust.

The purchase price for 1 Interest is $1,000. Each purchaser must purchase at least 100 Interests unless a smaller investment is allowed in the sole discretion of the Trust. As part of the acquisition of an Interest, a Holder will be required to enter into the Amended and Restated Trust Agreement (the "Trust Agreement") with the Depositor, the Trust Manager, the Delaware Trustee and the other Holders.

The principal objectives of the Trust are to (i) distribute to the Holders rent, after payment of expenses, at levels beginning at 5.05% and increasing to 6.37% of the purchase price paid by the Holders for the Interests during the first 10 years of ownership, (ii) preserve the capital of the Holders and (iii) prepare the Projects to be sold in approximately 10 years. **There can be no assurance that any of these objectives will be achieved.**

An investment in an Interest is speculative and involves substantial risks including, but not limited to, risks associated with no public market exists for the Interests; investments in real estate; the Trust, the Trust Manager and the Master Tenant are newly formed with no operating history and have limited capital and limited sources of income; lack of liquidity; environmental liability; limited environmental representations and warranties provided by the Sellers; competition; the inflexibility of a Delaware statutory trust as a vehicle to own real estate; the potential need to transfer the Trust Estate (as defined in the Trust Agreement) (or convert the Trust) to a Springing LLC (as defined below); the potential exercise of the FMV Option; the impact of inflation; conflicts of interest among the Trust Manager, the Depositor and the Master Tenant and their Affiliates; the Trust is responsible for paying certain capital expenditures; in the event that Trust expenses increase, returns to the Holders will decrease; the Trust Manager, the Depositor and the Master Tenant are newly formed and have limited capital and limited sources of income; lack of diversity of investment; reliance on the Master Tenant and the Trust Manager to operate and manage the Projects and the Trust; the Projects being subject to the Master Lease; limited reserves held by the Trust; implementation of new tax laws and tax risks. See "Risk Factors" and "Conflicts of Interest."

The mailing address of the Trust is c/o AEI Trust Manager, LLC, 1300 Wells Fargo Place, 30 East Seventh Street, Saint Paul, Minnesota 55101, and the telephone number is 800-234-1031.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission or regulator has approved or disapproved these securities or passed upon the accuracy or adequacy of this Memorandum. Any representation to the contrary is a criminal offense.